FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated December 4, 2003.
2.	Form ‘C’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 4, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 Regulation 13(3) and (6) Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to ~~acquisition~~/sale	No. & % of shares/ voting rights ~~acquired~~/sold	Receipt of allotment advice/acquisition of shares/sale of shares - specify	Date of intimation to company	Mode of acquisition on (market purchase/public/ rights/preferential offer etc.)
HWIC Asia Fund 3rd Floor, Les Cascades Edith Cavell St. Port Louis Mauritius	45,481,626 (7.42%)	21,300,000	Sale of Shares	2 December 2003	Sold through BSE (Market)

No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
24,181,626 Shares (3.90%)	ICICI Brokerage Services Ltd INB 010773035	BSE	–	–	21,300,000 Shares	INR 5,635,980,000

Date: 2 December 2003	Signature of the Shareholder:

/s/ Illegible

for INTERNATIONAL FINANCIAL SERVICES LTD
CORPORATE SECRETARY
of HWIC Asia Fund